FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS NUCLEAR CORPORATION hereby files with the Securities and Exchange
Commission, pursuant to Rule 2, its statement claiming exemption as a
holding company from the provisions of the Public Utility Holding
Company Act of 1935, and submits the following information:

1)   <u>Name, state of organization, location and nature of business of
     claimant and every subsidiary thereof, other than any exempt
     wholesale generator (EWG) or foreign utility company in which
     claimant directly or indirectly holds an interest</u>.

     a)   <u>WPS Nuclear Corporation</u> is a nonutility company
          incorporated on February 23, 1999 under the laws of the
          State of Wisconsin. Its principal offices are located at
          the principal executive offices of WPS Resources.
          WPS Resources owns 100% of the $1 par value capital stock
          of WPS Nuclear. WPS Nuclear owns 20% of Nuclear Management
          Company, LLC.

          Subsidiaries of WPS Nuclear consist of the following:

          (i)   <u>Nuclear Management Company, LLC</u> is a utility company
                and was organized on February 25, 1999 under the laws
                of the State of Wisconsin. Its principal offices are
                located at 700 First Street, Hudson, Wisconsin 54016.
                Nuclear Management Company provides maintenance,
                operation, and decommissioning services to nuclear
                power plants of member companies.

2) <u>A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.</u>

Statistics set forth in the answer to this item are as of December 31, 2002

a) <u>Nuclear Management Company, LLC</u> operates six nuclear power plants; the 535-megawatt Duane Arnold Energy Center in Iowa owned by Alliant Energy, the 789-megawatt Palisades Nuclear Power Plant in Michigan owned by Consumers Energy, the 553-megawatt Monticello and the 1,060-megawatt Prairie Island Nuclear Generating Plants in Minnesota owned by Xcel Energy, and the 535-megawatt Kewaunee Nuclear Power Plant jointly owned by Wisconsin Public Service and Wisconsin Power and Light and 1,022-megawatt Point Beach Nuclear Power Plant owned by Wisconsin Electric Power in Wisconsin.

3) <u>The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:</u>

Not Applicable

4) <u>The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars</u>.

Not Applicable

LIST OF EXHIBITS

Exhibit A-5   Balance Sheet at December 31, 2002, and Statements of
                Income of Nuclear Management Corporation LLC for the
                year ended December 31, 2002.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2003.

WPS NUCLEAR CORPORATION

/S/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice-President and
    Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
        Barth. J. Wolf
        Secretary and
        Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Nuclear Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001


NMC Balance Sheet

	December 31, 2002
ASSETS	
Cash & Cash Equivalents	13,664,291
Accounts Receivable	82,366,300
Prepayments	3,971,281
Property, Plant, & Equipment	28,250,020
Less: Accumulated Depreciation	(5,921,388)
Long Term Investments	1,959,645
Total Assets	124,290,149
LIABILITIES/EQUITY	
Current Liabilities	
Trade Payables	42,635,108
Other Payables	2,166,640
Compensation & Benefits	46,191,191
	90,992,939
Non-Current Liabilities	
Mortgage	2,027,387
Capital Lease	2,797,503
Asset Owner Deposit	10,700,000
Other Non-Current	1,959,645
	17,484,535
Equity	
WEC Equity Position	3,162,535
WPS Equity Position	3,162,535
Xcel Equity Position	3,162,535
Alliant Equity Position	3,162,535
CE Equity Position	3,162,535
	15,812,675
Total Liabilities and Shareholders' Equity	$124,290,149

NMC Income Statement

	December 31, 2002
Revenue	553,196,359
Labor & Employee Benefits	280,566,113
Employee & Travel Costs	6,112,543
Contracted/Third Party Exp	158,119,320
Consumption Goods	44,036,642
Utility/Maintenance Costs	2,087,458
Insurance	928,612
Depreciation	3,912,623
Dues & Subscriptions	43,931,348
Administrative Costs	11,934,686
Other Expenses	293,491
SBT Tax	177,453
Costs	552,100,289
Other Income	195,775
Net Income/(Loss)	1,291,845